Explanatory Note

LiquidPiston, Inc. (the "Company") restated its previously issued financial statements for the years ended December 31, 2018 and December 31, 2019 to correct certain costs related to contracted research services from being presented as research and development expense to being presented as cost of revenue. The Company also reclassified other income out of revenue for the year ended December 31, 2019.

The Company is filing this amendment to its Annual Report on Form C-AR to file its restated audited financial statements for the periods ended December 31, 2018 and December 31, 2019.

LiquidPiston, Inc.

**Audited Financial Statements
for the Periods Ended
December 31, 2019 and 2018**

Bennett & Company, PC
34 Jerome Ave, Suite 312
Bloomfield, CT 06002
860-243-3333
Fax: 860-726-1111

Independent Auditor's Report

July 24, 2020

To the Board of Directors and Stockholders
of LiquidPiston, Inc.

We have audited the accompanying financial statements of LiquidPiston, Inc. which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of LiquidPiston, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Bennett & Company, PC
Certified Public Accountants

LIQUIDPISTON, INC.

BALANCE SHEETS

	December 31,	
	2019	**2018**
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,554,653	$ 2,082,830
Accounts receivable	302,171	–
Prepaid expenses and other current assets	49,153	108,610
Total current assets	1,905,977	2,191,440
Property and equipment, net	46,466	60,727
Deposits	2,000	2,000
Patents, net	641,995	556,269
Total Assets	$ 2,596,438	$ 2,810,436
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$ 302,566	$ 490,896
Current portion of convertible debt	2,170,041	1,256,000
Total Current Liabilities	2,472,606	1,746,896
Convertible debt (less current portion) net of unamortized issue costs of $17,428 and $28,903 at December 31, 2019 and 2018, respectively.	725,000	2,188,661
Total Liabilities	3,197,606	3,935,557
Commitments and contingencies (Note 9)		
Stockholders' Deficit:		
Common stock, $0.0001 par value per share; 1,600,000 and 2,000,000 shares authorized and 1,129,131 and 1.000,500 shares issued and outstanding at December 31, 2019 and 2018, respectively.	113	100
Series Seed-1 Preferred stock, $0.0001 par value per share; 90,000 shares authorized; 88,105 shares issued and outstanding at December 31, 2019.	1,063,591	–
Additional paid-in capital	19,618,900	18,953,185
Accumulated deficit	(21,283,773)	(20,078,406)
Total Stockholders' Deficit	(601,168)	(1,125,121)
Total Liabilities and Stockholders' Deficit	$ 2,596,438	$ 2,810,436

The accompanying notes are an integral part of these financial statements.

LIQUIDPISTON, INC.

RESTATED STATEMENT OF OPERATIONS

| | Year Ended December 31, | |
	2019	2018
Revenue	$ 1,958,908	$ 2,840,294
Cost of Revenue	1,602,446	2,840,294
Gross Profit	356,463	–
Operating Expenses:		
Research and development	873,990	260,987
General and administrative	663,940	564,696
Total Operating Expenses	1,537,930	825,684
Loss from Operations	(1,181,468)	(825,684)
Other Income (Expense):		
Interest and other income	162,407	31,801
Interest expense	(186,306)	(155,825)
Total Other Income (Expense)	(23,899)	(124,024)
Net Loss	$ (1,205,366)	$ (949,708)
Deficit Beginning of Year	(20,078,406)	(19,128,698)
Deficit End of Year	$ (21,283,772)	$ (20,078,406)
Net loss per common share - basic and diluted	$ (1.09)	$ (0.95)
Weighted average number of common shares outstanding	1,104,315	1,000,383

The accompanying notes are an integral part of these financial statements.

LIQUIDPISTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

| | Common Stock | | Series Seed-1 Preferred | | Additional | Retained | | |
	Shares Issued	TOTAL	Shares Issued	TOTAL	Paid-in Capital	Earnings (Def)	NET DEFICIT	Available Options
BALANCE 12/31/17	1,000,000	$ 100	–	$ –	$ 18,941,601	$ (19,128,698)	$ (186,997)	99,238
FYE 12/31/18:								
Options Issued	–	–	–		–	–	–	0
Options Forfeited	–	–	–		–	–	–	(1,500)
Options Exercised	500	$ –			$ 294	–	$ 294	(500)
Stock Based Compensation Expense	–	–	–	$ –	$ 11,290	–	$ 11,290	–
Net Income (Loss)	–	–	–	–	–	$ (949,708)	$ (949,708)	–
BALANCE 12/31/18	1,000,500	$ 100	0	$ –	$ 18,953,185	$ (20,078,405)	$ (1,125,120)	97,238
FYE 12/31/19:								
Options Issued	–	–	–	–	–	–	–	(65,258)
Options Forfeited	–	–	–	–	–	–	–	38,341
Options Exercised	2,153	$ –	–	$ –	$ 1,270	–	$ 1,270	(2,152)
Stock Based Compensation Expense	–	–	–	–	$ 8,354	–	$ 8,354	–
Convertible debt conversion	126,478	$ 13	88,105	$ 1,063,591	$ 656,091	–	$ 1,719,695	–
Net Income (Loss)	–	–	–	–	–	$ (1,205,368)	$ (1,205,368)	–
BALANCE 12/31/19	**1,129,131**	**$ 113**	**88,105**	**$ 1,063,591**	**$ 19,618,900**	**$ (21,283,773)**	**$ (601,169)**	**68,169**

The accompanying notes are an integral part of these financial statements.

LIQUIDPISTON, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2019	**2018**
Operating activities:		
Net income (loss)	$ (1,205,366)	$ (949,708)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation	8,354	11,290
Depreciation	14,262	37,040
Amortization	39,795	33,519
Changes in operating assets and liabilities:		
Accounts receivable	(302,171)	
Prepaid expenses and other	59,457	(42,649)
Accounts payable, accrued expenses and other	(188,331)	126,785
Net cash provided (used) in operating activities	(1,573,999)	(783,723)
Investing activities:		
Purchase of intangible assets	(125,521)	(170,349)
Net cash used in investing activities	(125,521)	(170,349)
Financing activities:		
Proceeds from sale of common stock	657,375	295
Proceeds from sale of series seed-1 preferred stock	1,063,591	
Proceeds (Repayment) of convertible debt	(549,622)	688,614
Net cash provided by financing activities	1,171,343	688,909
Net increase (decrease) in cash and cash equivalents	(528,177)	(265,163)
Cash and cash equivalents at beginning of year	2,082,830	2,347,993
Cash and cash equivalents, at end of year	$ 1,554,653	$ 2,082,830

The accompanying notes are an integral part of these financial statements.

LIQUIDPISTON, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $20,700,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016 the Shareholders of LiquidPiston approved an Agreement and Plan of Merger ("Merger Agreement"), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all of the Company's Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company's 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities.

The Company will need to raise additional funds in order to further advance its research and development programs, commence additional development studies, and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, neither financing nor additional equity raises may be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all of its development programs and other operations which will materially harm its business, financial position and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company's cash and cash equivalents balances.

Major customer – approximately 55% of the revenue earned in 2019 and 100% of the revenue earned in 2018 was the result of contracts with the United States Army and the Defense Advanced Research Project Agency (DARPA).

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 on January 1, 2019 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, *Revenue Recognition ("ASC 605"),* in the prior years. As a result, the Company applied ASC 606 only to contracts that were not yet completed as of January 1, 2019. The adoption of ASC 606 did not materially change the timing or pattern of revenue recognized and therefore, there was no effect to the Company's opening balance of retained earnings at January 1, 2019.

The Company determines revenue recognition by:

1. Identifying the contract, or contracts with the customer;
2. Identifying the performance obligations in the contract;
3. Determining the transaction price;
4. Allocating the transaction price to performance obligations in the contract;
5. Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company's revenues disaggregated into categories based on the nature of such revenues as of the years ended December 31, 2019 and 2018:

| | December 31, | |
	2019	2018
Contracted research services	$ **1,148,031**	$ **2,840,294**
Commercial projects	$ **810,877**	$ **–**
Total revenue	$ **1,958,908**	$ **2,840,294**

Revenue from commercial projects is recognized when control of these services is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

Revenue from contracted research services is primarily derived from government research and development activities under cost plus fee arrangements or fixed fee arrangements and contain a single performance obligation. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company's obligation with respect to these agreements is to perform the research on a best-efforts basis. At times these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded as research and development costs.

Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

As of December 31, 2018 and 2019 there were no material contract assets or liabilities. As of December 31, 2019 the Company completed all work under the government contracts.

Advertising Costs

Advertising costs are expensed as incurred and included in sales and marketing expense on the statements of operations. Total advertising costs for the years ended December 31, 2019 and 2018 were $16,418, and $11,923 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, *Income Taxes,* or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2019 and 2018, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, *Compensation – Stock Compensation,* or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company's stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company's estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, *Share-Based Payment*, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees, and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3 – Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the years ended December 31, 2019 and 2018. The assets of the Company measured at fair value on a recurring basis as of December 31, 2019 and 2018 are summarized below:

| | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3	Total
December 31, 2019				
Assets:				
Cash and cash equivalents	$ 1,554,653	–	–	$ 1,554,653
Total assets	$ 1,554,653	$ –	$ –	$ 1,554,653
December 31, 2018				
Assets:				
Cash and cash equivalents	$ 2,082,830	–	–	$ 2,082,830
Total assets	$ 2,082,830	$ –	$ –	$ 2,082,830

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

Computer and office equip	5-7 years
Machinery	5-7 years
Leasehold improvements	15 years

Impairment of long-lived assets:

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842, Leases". The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements", which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company is currently evaluating the impact that adopting ASU 2016-02 and related amendments will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting" ("ASU 2017-09"). The update provides guidance on determining which changes to the terms and conditions of share-based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, "Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," ("ASU 2018-07") to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company's adoption of ASU 2014-09. The Company is currently evaluating the impact of this pronouncement on its financial statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework (Topic 820)" ("ASU 2018-13"). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the updated provisions.

3. Property and Equipment

Property and equipment consist of the following as of:

	December 31,			
	2019		**2018**	
Computer and office equipment	$	113,497	$	113,497
Machinery		703,684		703,684
Leasehold improvements		4,329		4,329
Total property and equipment		821,510		821,510
Accumulated depreciation		(775,044)		(760,783)
Property and equipment, net	$	46,466	$	60,727

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	December 31,			
	2019		**2018**	
Accounts payable	$	88,255	$	131,105
Interest		196,630		305,608
Salary		–		53,026
Other		17,681		1,157
Total accounts payable and accrued expenses	$	302,566	$	490,896

5. Convertible Debt

During 2016, the Company entered into convertible promissory notes with investors totaling $1,481,000 that matured in 2019. The notes bore interest at a rate of 6% per annum. On August 23, 2019 $905,000 of convertible notes from 2016 with accrued interest totaling $158,591 were converted into 88,105 shares of Series Seed-1 Preferred Stock. The conversion was based on an average calculated price per share of $12.0714 in accordance with the convertible note documents. Also during 2019, $556,000 of convertible notes from 2016 with accrued interest totaling $100,104 were converted into 126,478 shares of Common Stock.

During 2017, the Company entered into convertible promissory notes with investors and received net proceeds of $1,269,149 after the deduction of financing fees totaling $30,000. The Company recorded these fees as deferred financing costs and are included as a debt discount to the outstanding notes on the accompanying balance sheet. The debt discount was charged to non-cash interest expense over the 36-month term of the notes. The debt discount interest expense totaled $10,000 and $10,000 for the years ending December 31, 2019 and 2018, respectively. The notes are scheduled to mature in 36 months from the issue date and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined, prior to their maturity date. Accrued interest on these notes totaled $138,732 and $84,844 as of December 31, 2019 and 2018, respectively.

On December 28, 2018, the Company entered into convertible promissory notes with investors and received net proceeds of $478,614 after the deduction of financing fees totaling $14,802. Additional net proceeds for this round totaling $383,054 after the deduction of financing fees totaling $11,847 were received in 2019. The Company recorded these fees as deferred financing costs which are included as a debt discount to the outstanding notes on the accompanying balance sheet. The debt discount was charged to non-cash interest expense over the 24-month term of the notes. The debt discount interest expense totaled $13,325 and $0 for the years ending December 31, 2019 and 2018, respectively. The notes are scheduled to mature in 24 months from the issue date and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $36,421 and $0 as of December 31, 2019 and 2018, respectively.

During 2018, the Company entered into convertible promissory notes with investors totaling $200,000. The notes are scheduled to mature during 2021 and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined, prior to their maturity date. Accrued interest on these notes totaled $12,844 and $4,844 as of December 31, 2019 and 2018 respectively.

During 2019, the Company entered into convertible promissory notes with investors totaling $525,000. The notes are scheduled to mature during 2021 and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $8,633 as of December 31, 2019.

6. Common Stock

The Company had 1,600,000 and 2,000,000 shares of authorized Common Stock as of December 31, 2019 and 2018 respectively par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company's assets.

7. Series Seed-1 Preferred Stock

The Company had 90,000 and 0 shares of authorized Series Seed-1 Preferred Stock, as of December 31, 2019 and 2018, respectively.

The Series Seed-1 Preferred Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

8. Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants and directors.

Stock Options

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one-year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the years ended December 31, 2019 and 2018, 65,258 and 0 option awards were granted, respectively. At December 31, 2019 and 2018, 68,169 and 97,238 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $8,354 and $11,290 for the years ended December 31, 2019 and 2018, respectively.

The following table summarizes the stock option activity during the years ended December 31, 2019 and 2018:

	Shares
Outstanding, December 31, 2017	100,762
Granted	–
Exercised	(500)
Expired/cancelled	(1,500)
Outstanding, December 31, 2018	98,762
Granted	65,258
Exercised	(2,152)
Expired/cancelled	(37,160)
Outstanding, December 31, 2019	124,708
Expected to vest, December 31, 2020	15,886
Options exercisable, December 31, 2019	66,423

9. Income Taxes

The Tax Cuts and Jobs Act ("2017 Tax Act") was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company's provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company's net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended December 31, 2019 and 2018.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets at December 31, 2019 and 2018 as management cannot currently determine that the realization of these future benefits is likely.

At December 31, 2019, the Company has approximately $20,282,599 of federal NOL carryforwards which will expire between the years 2024 to 2039. Additionally, the Company has approximately $20,386,064 of state and local NOL carryforwards which expire through 2039. As of December 31, 2019 the Company has generated approximately $439,530 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $218,863 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company's ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company's NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2019, and 2018, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

10. Commitments and Contingencies

The Company entered into a lease for its location in Bloomfield, Connecticut. Rent expense for the year 2018 was $2,000 per month. Beginning in 2019 the rent increased to $4,000 per month and is due on a month to month basis and therefore there is no future commitment for the Company. Total rent expense for all operating leases was $48,000 and $24,000 for the years ended December 31, 2019 and 2018, respectively.

From time to time, the Company may be exposed to litigation relating to products and operations. The Company is not currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material, adverse effect on the Company's financial condition or results of operations.

In conjunction with the Company's second offering pursuant to Regulation Crowdfunding, the company included 2016 and 2017 financial statements that were reviewed by a third-party accountant but were not audited in accordance with the rules under Regulation Crowdfunding. The company underwent a full audit of its 2017 and 2018 financial statements, and the audited statements of 2017 did not materially differ from those that had been reviewed. Since the conditions of Regulation Crowdfunding were not met, investors in the second Regulation Crowdfunding offering, which raised $793,137, may have the right to have their investments refunded.

11. Restatement

The Company is restating its previously issued financial statements to correct certain costs related to contracted research services from being presented as research and development expense to being presented as cost of revenue. The Company has also reclassified other income out of revenue. The accompanying financial statements for 2019 and 2018 have been restated to reflect the correction.

The effect on the Company's previously issued 2019 and 2018 financial statements is summarized as follows:

Statement of Operations for the years ended December 31, 2019 and 2018:

| | December 31, 2019 | | | | | | December 31, 2018 | | | | | |
	As originally reported		As Restated		Increase Decrease		As originally reported		As Restated		Increase Decrease	
Revenue	$	2,093,908	$	1,958,908	$	135,000	$	2,840,294	$	2,840,294	$	–
Cost of Revenue	$	454,415	$	1,602,446	$	1,148,031	$	–	$	2,840,294	$	2,840,294
Gross Profit	$	1,639,493	$	356,462	$	(1,013,031)	$	2,840,294	$	–	$	(2,840,294)
Research and development	$	2,022,021	$	873,990	$	(1,148,031)	$	3,101,281	$	260,987	$	(2,840,294)
General and administrative	$	663,940	$	663,940	$	–	$	564,696	$	564,696	$	–
Total Operating Expenses	$	2,685,961	$	1,537,930	$	(1,148,031)	$	3,665,977	$	825,683	$	(2,840,294)
Loss from Operations	$	(1,046,468)	$	(1,181,468)	$	135,000	$	(825,683)	$	(825,683)	$	–
Total Other Income (Expense)	$	(158,899)	$	(23,899)	$	(135,000)	$	(124,025)	$	(124,025)	$	–
Net Loss	$	(1,205,367)	$	(1,205,367)	$	–	$	(949,708)	$	(949,708)	$	–

There was no change to the balance sheets, statement of changes in stockholders' deficit, or cash flows as a result of this restatement.

12. Subsequent Events

The Company has evaluated subsequent events through July 24, 2020, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the years ended December 31, 2018 and 2019, other than those discussed below.

In January 2020, LiquidPiston launched an offering under Regulation Crowdfunding under the Securities Act, aiming to raise gross proceeds of up to approximately $1.07 million. As of May 15, 2020, the company has issued 30,233 shares for total gross proceeds of $967,505.50. In February 2020, LiquidPiston commenced a private placement under Rule 506(c) of Regulation D under the Securities Act to sell up to 21,000 shares of Common Stock at a price of $36.50 per share. As of July 24, 2020, the company has issued 15,550 shares for total gross proceeds of $541,624. In addition, LiquidPiston has agreed to issue certain of these investors up to an additional 2,100 shares of Common Stock as "bonus" shares based on the size and timing of their investment.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

On March 18 and March 22, 2020, the Company issued a policy directive to its employees defining rules and working instructions for ongoing business operations. Since, in accordance with Defense Industrial base (DIB) determination, LiquidPiston is considered an essential business, the company has remained open but all staff that was able to productively work from home was recommended to work remotely. Additional safety restrictions were placed onto employees whose presence was required at the company's headquarters, including requirements for personal hygiene and social distancing. Approximately 20% of the company's employees have been authorized to work from the company's headquarters, specifically, covering hardware manufacturing, product assembly and testing activities, while the remainder continue to work from home.

On May 5, 2020 LiquidPiston entered into a Small Business Administration ("SBA") loan under the Paycheck Protection Program ("PPP") in the amount of $323,507. The loan will mature 2 years from the date it was issued (May 5, 2020) and will accrue interest at a rate of 1% per year. The company intends to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government.

On May 19, 2020 the Board of Directors authorized an amendment to the Company's certificate of incorporation to authorize an additional 2,500,000 shares of common stock, $0.0001 par value per share and 111,895 shares of blank check preferred stock. In addition, the Board of Directors authorized the Company to issue and sell Common Stock in an offering under Regulation A under the Securities Act, subject to stockholder approval, which was granted on June 25, 2020.

On June 10, 2020 LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration ("SBA") for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000, and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. The Company intends to enter into this agreement and accept funding shortly. Repayment will begin twelve months from the date of the promissory note with a 30 year term. Interest will accrue at 3.75% per year, and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

On July 12, 2020 the Company granted 5,500 option shares under the 2016 Plan to certain employees.